# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SITE Centers Corp., CIK 0000894315
CUSIP: 82981J851
Title of class of securities: Common Shares, Par Value $0.10 Per Share
Address of issuer's principal executive offices: 3300 Enterprise Parkway, Beachwood, Ohio (OH), 44122-7200
Date of event which requires filing of this statement: 10/13/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001214659-25-006095
Filed by CIK 0001736465

## Reporting persons
- Rush Island Management LP: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 2,629,802; shared voting power 748,363; sole dispositive power 2,629,802; shared dispositive power 748,363; aggregate amount beneficially owned 3,378,165 (6.4% of the class)
  Comment: *See Item 4 of the Schedule 13G
- Rush Island Master, LP: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 2,629,802; shared voting power 0; sole dispositive power 2,629,802; shared dispositive power 0; aggregate amount beneficially owned 2,629,802 (5% of the class)
  Comment: *See Item 4 of the Schedule 13G
- Rush Island Management GP, LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 2,629,802; shared voting power 748,363; sole dispositive power 2,629,802; shared dispositive power 748,363; aggregate amount beneficially owned 3,378,165 (6.4% of the class)
  Comment: *See Item 4 of the Schedule 13G
- Raleigh W. Nuckols: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 2,629,802; shared voting power 748,363; sole dispositive power 2,629,802; shared dispositive power 748,363; aggregate amount beneficially owned 3,378,165 (6.4% of the class)
  Comment: *See Item 4 of the Schedule 13G
- Stephen Lewis Millham: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 2,629,802; shared voting power 748,363; sole dispositive power 2,629,802; shared dispositive power 748,363; aggregate amount beneficially owned 3,378,165 (6.4% of the class)
  Comment: *See Item 4 of the Schedule 13G

## Item 1. Issuer
Name of issuer: SITE Centers Corp.
Address of issuer's principal executive offices: 3300 Enterprise Parkway, Beachwood, OH, 44122-7200

## Item 2. Person Filing
Name of person filing:
This statement is jointly filed by and on behalf of Rush Island Master, LP, a Cayman Islands limited partnership (the "Master Fund"), Rush Island Management, L.P., a Delaware limited partnership (the "Investment Manager"), Rush Island Management GP LLC, a Delaware limited liability company (the "IM GP"), Raleigh W. Nuckols and Stephan Lewis Millham (collectively referred herein as "Reporting Persons"). The Investment Manager is the investment manager of advisory clients, including the Master Fund, and may be deemed to have indirect beneficial ownership of securities owned by its advisory clients. The IM GP is the general partner of the Investment Manager and may be deemed to indirectly beneficially own securities owned by the Investment Manager. Mr. Nuckols and Mr. Millham are the managing members of IM GP and may be deemed to beneficially own securities beneficially owned by it. Rush Island's advisory clients are the record and direct beneficial owners of the securities covered by this statement.

Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

Each Reporting Person may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purpose of Section 13(d) or 13(g) of the Act. Each of the Reporting Persons declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purpose of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any group with respect to the issuer or any securities of the issuer.
Address of principal business office or, if none, residence: The address of the principal business office of each of the Reporting Persons is c/o Rush Island Management LP, 34 East 51st Street, 14th Floor, New York, NY 10022
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 3,378,165
Percent of class: 6.4 %**
Sole power to vote or to direct the vote: 2,629,802
Shared power to vote or to direct the vote: 748,363*
Sole power to dispose or to direct the disposition: 2,629,802
Shared power to dispose or to direct the disposition:
748,363*

*Note: As of the close of business on October 13, 2025, Rush Island Management LP and its controlling persons beneficially owned 3,378,165 Shares, including 748,363 Shares held in Rush Island's Managed Accounts.

**Note: As of October 13, 2025, Rush Island Management LP and its controlling persons were the beneficial owners of approximately 6.4% of the outstanding Shares, based on 52,444,898 shares of Common Shares of the Issuer outstanding as of July 31, 2025, as reported in the Issuer's Form 10-Q filed on August 05, 2025, including 1.4% of the outstanding Shares held in Rush Island's Managed Accounts.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1- Joint Filing Agreement
https://www.sec.gov/Archives/edgar/data/894315/000121465925006095/ex99_1.htm

## Signatures
- Rush Island Management LP: /s/ Chad Goldstein, CCO, CFO, and COO (10/16/2025)
- Rush Island Master, LP: /s/ Chad Goldstein, CCO, CFO, COO (10/16/2025)
- Rush Island Management GP, LLC: /s/ Raleigh W. Nuckols, Managing Member (10/16/2025)
- Raleigh W. Nuckols: /s/ Raleigh W. Nuckols, Managing Member (10/16/2025)
- Stephen Lewis Millham: /s/ Stephen Lewis Millham, Managing Member (10/16/2025)